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REPADRE CAPITAL CORPORATION

FORM OF PROXY

        THIS PROXY IS SOLICITED BY THE MANAGEMENT OF REPADRE CAPITAL CORPORATION (THE "CORPORATION") FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 6, 2003.

        The undersigned shareholder of the Corporation hereby nominates, constitutes and appoints Joseph Conway, a director and officer of the Corporation, or, failing him, Grant Edey, an officer of the Corporation, or, instead of either of the foregoing, ........................................................................................ , as the true and lawful attorney and proxy of the undersigned, with full power of substitution, to vote all common shares of the Corporation held by the undersigned at the above-noted meeting and any adjournment thereof as indicated below:

FOR / / or AGAINST / / (or, if no specification is made, FOR) the special resolution to approve the arrangement under section 182 of the Business Corporations Act (Ontario) involving the Corporation and IAMGold Corporation ("IAMGold") pursuant to which, among other things, the Corporation will amalgamate with a wholly-owned subsidiary of IAMGold, all of the shareholders of the Corporation (except those who exercise their right to dissent in accordance with the interim order dated December 5, 2002 of the Ontario Superior Court of Justice) will receive common shares of IAMGold in exchange for their common shares of Repadre on the basis of 1.6 common shares of IAMGold for each common share of Repadre, the amalgamated corporation will be a wholly-owned subsidiary of IAMGold and the shareholder rights plan of the Corporation, and all rights issued thereunder, will terminate.

You may appoint any person (who need not be a shareholder) to represent you at the meeting. Such right may be exercised by striking out the names of the designated persons and inserting the name of the person to be appointed in the blank space provided.

This proxy will be voted in accordance with instructions given and in the absence of instructions will be voted in favour of the matter referred to above. In respect of amendments to or variations in such matter or of any other matter which may properly come before the meeting or any adjournment thereof, the common shares represented by this proxy will be voted in the discretion of the proxy named herein.
DATED this __________ day of ______________ , 200 ____ .
_____________________________________________________________________________________________ Signature of Shareholder
_____________________________________________________________________________________________ Name (please print)
NOTES:
1.
This form of proxy must be dated and signed exactly as your name appears herein. When signing in a fiduciary or representative capacity, please give full title as such. In the case of a joint shareholder, each must sign. If the shareholder is a corporation, this form of proxy must be signed under corporate seal by an officer thereof, or by an attorney thereof authorized in writing.
2.	If this proxy is not dated in the space above, it will be deemed to bear the date on which it is mailed or delivered to the Corporation.

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REPADRE CAPITAL CORPORATION FORM OF PROXY